Exhibit 2.1

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
17 June 2015
RECOMMENDED CASH ACQUISITION
of
ANITE PLC
by
KEYSIGHT TECHNOLOGIES NETHERLANDS B.V.
(a wholly owned indirect subsidiary of Keysight Technologies, Inc.)
to be effected
by means of a Scheme of Arrangement
under Part 26 of the Companies Act 2006
Summary

•
The boards of directors of Anite plc (“Anite” or the “Company”) and Keysight Technologies, Inc. (“Keysight”) are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Anite by Keysight Technologies Netherlands B.V. (“Keysight BV”), a wholly owned indirect subsidiary of Keysight, pursuant to which Keysight BV will acquire the entire issued and to be issued ordinary share capital of Anite (the “Acquisition”). It is intended that the Acquisition will be implemented by way of a Court-sanctioned scheme of arrangement.

•	Under the terms of the Acquisition, Anite Shareholders will be entitled to receive:

126 pence in cash per Anite Share

•	The Acquisition price per Anite Share delivered through the Acquisition represents a premium of approximately:

•	22.3 per cent. to the Closing Price per Anite Share of 103.0 pence on 16 June 2015 (being the last Dealing Day prior to the date of this announcement);

•	40.1 per cent. to the average Closing Price of approximately 89.9 pence per Anite Share for the three month period ending on 16 June 2015 (being the last Dealing Day prior to this announcement); and

•	43.9 per cent. to the average Closing Price of approximately 87.6 pence per Anite Share for the six month period ending on 16 June 2015 (being the last Dealing Day prior to this announcement).

•
The Acquisition values the entire issued and to be issued ordinary share capital of Anite at approximately £388 million ($606 million) on the basis of a fully diluted share capital of 308 million Anite Shares.

•
The Anite Directors, who have been so advised by Evercore, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Anite Directors, Evercore has taken into account the commercial assessments of the Anite Directors.

•
The Anite Directors intend unanimously to recommend that Anite Shareholders vote to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting, as each Anite Director has irrevocably undertaken to do in respect of those Anite Shares owned and/or controlled by that Anite Director and, procure is done, in respect of Anite Shares owned and/or controlled by that director’s spouse (and any Anite Shares such director or such director’s spouse becomes entitled to on any exercise of options). Such Anite Shares amount to, in aggregate, 3,037,302 Anite Shares, representing approximately 1.0 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement). The irrevocable undertakings given by the Anite Directors will remain in full force and effect if the Acquisition is effected by way of an Offer and will cease to be binding in certain circumstances.

•
In addition to the irrevocable undertakings received from the Anite Directors, Keysight BV has received an irrevocable undertaking from RWC Focus Asset Management Ltd to vote (or procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting (or, in the event that the Acquisition is implemented by way of an Offer, to accept the Offer) in respect of 18,687,831 Anite Shares, representing approximately 6.2 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement). This irrevocable undertaking will cease to be binding (subject to the terms of the undertaking) in the event of a competing offer for Anite being announced within seven days of the date of this announcement the value of which exceeds the value of the Acquisition by ten per cent. or more per Anite Share provided that Keysight BV (or a subsidiary or parent undertaking of Keysight BV or a person acting in concert with Keysight BV) has not, within seven days of the date of the announcement of such competing offer, announced a revision to the terms of the Acquisition so that the value of the consideration represents an improvement over the value of the consideration per Anite Share under such competing offer.

•
Keysight BV has also received a letter of intent to vote to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting from Aberforth Partners LLP on behalf of its clients in respect of 24,108,185 Anite Shares, representing approximately 8.0 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement).

•
Accordingly, Keysight BV has received irrevocable undertakings or a letter of intent to vote (or procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting in respect a total of 45,833,318 Anite Shares, representing, in aggregate, approximately 15.2 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement).

•
Further details of the irrevocable undertakings and the letter of intent received by Keysight BV (including details of the circumstances in which the irrevocable undertakings will cease to be binding) are set out in Appendix 3 to this announcement.

•
Keysight is a leading electronic measurement company, transforming today's measurement experience through innovations in wireless, modular, and software solutions. With its Hewlett Packard and Agilent legacy, Keysight delivers solutions in wireless communications, aerospace and defense, and industrial, computer and semiconductor markets with world-class platforms, software and consistent measurement science. Keysight has approximately 9,600 employees and serves customers in more than 100 countries. For the twelve months ended 30 April 2015, Keysight's net revenue was $3.0 billion. Keysight shares are listed on the New York Stock Exchange (KEYS). As at 16 June 2015 (being the latest practicable date prior to this announcement), Keysight had a market capitalisation of approximately $5.5 billion (£3.5 billion).

•	The Cash Consideration payable under the Acquisition will be funded through Keysight BV’s existing cash and cash equivalent resources.

•
It is intended that the Acquisition will be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006, further details of which are contained in the full text of this announcement. Keysight BV reserves the right, subject to the consent of the Panel, to effect the Acquisition by way of an Offer.

•
The Acquisition will be subject to the satisfaction or (where applicable) waiver of the Conditions set out in Appendix 1 to this announcement and in the Scheme Document. It is expected that the Scheme Document, containing further information about the Acquisition and notices of the Court Meeting and General Meeting will be despatched to Anite Shareholders within 28 days of the date of this announcement and the Scheme will become effective by the end of October 2015, subject to the Conditions and certain further terms set out in Appendix 1 to this announcement.

Commenting on the Acquisition, Ron Nersesian, President and Chief Executive Officer of Keysight, said:
“The combination of Keysight and Anite -- two global leaders with complementary strengths -- enables us to offer a broad portfolio of leading-edge solutions throughout the wireless research and development cycle. This will help us to expand our portfolio into the software layer for design and validation, and expand Keysight's position as a supplier for wireless design and validation tools. We look forward to welcoming the talented team at Anite and the value this combination will deliver to customers worldwide.”

Commenting on the Acquisition, Clay Brendish, Chairman of Anite, said:
“Over a number of years, the Anite team has executed successfully against our strategic plan to transform the business into a pure play global wireless test and measurement business. This has positively impacted our profitability and prospects and we have continued to develop our market leading positions and technological capabilities. Over the last five years, Anite shares have increased threefold.
The combination of Anite and Keysight has strong strategic logic, with Anite’s software expertise strongly complementing Keysight’s hardware expertise. Our market has been characterised by ongoing customer consolidation, increasing the importance of scale and strength to support customers around the globe and invest in major research and development programmes across the technology cycle. Keysight brings the scale and financial resources to continue to develop Anite’s business.
The offer will enable shareholders to crystallise a cash value for their shares at a meaningful premium to recent average prices, and enhances the opportunities for our customers and employees.”
This summary should be read in conjunction with, and is subject to, the accompanying full text of this announcement which sets out further details of the Acquisition and which forms an integral part of this announcement (including Appendices). Appendix 1 to this announcement contains the Conditions to, and certain further terms of, the Acquisition. Appendix 2 to this announcement contains further details of the sources of information and bases of calculations set out in this announcement. Appendix 3 to this announcement contains further details of the irrevocable undertakings and the letter of intent received by Keysight BV. Appendix 4 to this announcement contains definitions of certain expressions used in this summary and in this announcement.
A presentation and recorded comments by Ron Nersesian, the President and Chief Executive of Keysight, regarding the Acquisition are available at http://about.keysight.com/docs/investor_info.shtml.

Enquiries:
Keysight Technologies, Inc.
Jason Kary, Investors Amy Flores, Media	Tel: +1 707 577 6916 Tel: +1 408 236 1594

Goldman Sachs International (sole financial adviser to Keysight)
Sam Britton Jason Rowe Nick Harper	Tel: +1 415 393 7500 Tel: +1 212 902 1000 Tel: +44 (0) 20 7774 1000

Weber Shandwick (PR adviser to Keysight)	Tel: +44 (0) 20 7067 0540
Peter Ross

Anite plc	Tel: +44 (0) 12 5277 5200
Christopher Humphrey, Chief Executive Richard Amos, Group Finance Director

Evercore (lead financial adviser to Anite)	Tel: +44 (0) 20 7653 6000
Edward Banks Tiarnán O’Rourke

Jefferies (financial adviser and corporate broker to Anite)	Tel: +44 (0) 20 7029 8000
Simon Hardy

Canaccord Genuity Limited (financial adviser and corporate broker to Anite)	Tel: +44 (0) 20 7523 8000
Simon Bridges

MHP Communications (PR adviser to Anite)	Tel: +44 (0) 20 3128 8100
Reg Hoare

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Keysight and Keysight BV and no one else in connection with the Acquisition and will not be responsible to anyone other than Keysight and Keysight BV for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Acquisition or any matter referred to herein.
Evercore, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as lead financial adviser exclusively for Anite and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than Anite for providing the protections afforded to clients of Evercore, nor for providing advice in relation to the matters referred to in this announcement. Neither Evercore nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Evercore in connection with this announcement, any statement contained herein or otherwise.
Jefferies International Limited (“Jefferies”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Anite as financial adviser and corporate broker and no-one else in connection with the Acquisition and Jefferies will not regard any other person as client(s) of Jefferies in relation to the Acquisition and will not be responsible to anyone other than Anite for providing the protections afforded to its clients or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement.
Canaccord Genuity Limited (“Canaccord”), which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for Anite as financial adviser and corporate broker and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than Anite for providing the protections afforded to its clients or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction, arrangement or other matter referred to herein.
This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or otherwise dispose of or invitation to purchase or otherwise acquire any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Acquisition will be made solely by means of the Scheme Document, which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.
This announcement has been prepared for the purpose of complying with the laws of the United Kingdom and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
Overseas Shareholders
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.
The Acquisition relates to the shares of a United Kingdom company and is proposed to be effected by means of a scheme of arrangement under the laws of the United Kingdom. Neither the proxy solicitation rules nor (unless implemented by means of an Offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Moreover, the Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom and under the Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. If Keysight BV exercises its right to implement the Acquisition of the Anite Shares by way of an Offer and determines to extend the Offer into the United States, the Offer will be made in compliance with applicable United Kingdom and US securities laws and regulations. Financial information relating to Anite included in this announcement and the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
Unless otherwise determined by Keysight BV or required by the Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.
The availability of the Acquisition to Anite Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.
Forward Looking Statements
This announcement contains statements about Keysight, Keysight BV and Anite that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “hopes”, “continues”, “strategy”, “budget”, “forecast” or “might”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Keysight’s or Anite’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on Keysight’s or Anite’s business.
Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct and readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. Keysight and Anite disclaims any obligation to update any forward looking or other statements contained herein, except as required by applicable law.
There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.
Dealing Disclosure Requirements
Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).

Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129.
Information Relating to Anite Shareholders
Please be aware that addresses, electronic addresses and certain information provided by Anite Shareholders, persons with information rights and other relevant persons for the receipt of communications from Anite may be provided to Keysight BV during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).
The contents of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.
Publication on Website
A copy of this announcement will be available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on Anite’s and Keysight’s websites (www.anite.com/investor-relations and http://about.keysight.com/docs/investor_info.shtml, respectively) by no later than 12 noon (London time) on 18 June 2015.
Rule 2.10 Requirement
In accordance with Rule 2.10 of the Code, Anite confirms that at the date of this announcement, it has in issue and admitted to trading on the main market of the London Stock Exchange 300,912,888 ordinary shares of 11.25 pence each (excluding ordinary shares held in treasury). The ISIN of the Anite Shares is GB00B3KHXB36.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION
17 June 2015
RECOMMENDED CASH ACQUISITION
of
ANITE PLC
by
KEYSIGHT TECHNOLOGIES NETHERLANDS B.V.
(a wholly owned indirect subsidiary of Keysight Technologies, Inc.)
to be effected
by means of a Scheme of Arrangement
under Part 26 of the Companies Act 2006

1	Introduction

The boards of directors of Anite and Keysight are pleased to announce that they have reached agreement on the terms of a recommended cash acquisition of Anite by Keysight BV, a wholly-owned indirect subsidiary of Keysight, pursuant to which Keysight BV will acquire the entire issued and to be issued ordinary share capital of Anite. It is intended that the Acquisition will be implemented by means of a Court-sanctioned scheme of arrangement under Part 26 of the Companies Act 2006.

2	The Acquisition

Under the terms of the Acquisition, which will be subject to the Conditions and further terms set out in Appendix 1 to this announcement and to be set out in the Scheme Document, Anite Shareholders will be entitled to receive:
126 pence in cash per Anite Share
The Acquisition price per Anite Share delivered through the Acquisition represents a premium of approximately:

•	22.3 per cent. to the Closing Price per Anite Share of 103.0 pence on 16 June 2015 (being the last Dealing Day prior to the date of this announcement);

•	40.1 per cent. to the average Closing Price of approximately 89.9 pence per Anite Share for the three month period ending on 16 June 2015 (being the last Dealing Day prior to this announcement); and

•	43.9 per cent. to the average Closing Price of approximately 87.6 pence per Anite Share for the six month period ending on 16 June 2015 (being the last Dealing Day prior to this announcement).

The Acquisition values the entire issued and to be issued ordinary share capital of Anite at approximately £388 million ($606 million) on the basis of a fully diluted share capital of 308 million Anite Shares.
The Cash Consideration payable under the Acquisition will be funded through Keysight BV’s existing cash and cash equivalent resources. Goldman Sachs, financial adviser to Keysight and Keysight BV, is satisfied that sufficient cash resources are available to Keysight BV to enable it to satisfy in full the Cash Consideration payable to Anite Shareholders in connection with the Acquisition.

3	Background to and reasons for the Acquisition

Keysight is a global electronic measurement technology and market leader helping to transform its customers’ measurement experience through innovations in wireless, modular, and software solutions. Keysight’s electronic measurement instruments, systems, software and services are used in the design, development, manufacture, installation, deployment and operation of electronic equipment. Anite is a well-established, long-standing leader in the high margin, niche wireless test markets which have strong growth potential.

The Acquisition therefore enables the combination of two highly complementary businesses and will add products, channels and customers in the important growth categories of wireless device design and validation to Keysight. This combination will enhance Keysight’s presence and position as a leader in wireless communications design and test and is aligned with Keysight’s established strategic priorities in these growing business areas.
Engineers need both software and hardware tools to design both the hardware and the complex software within wireless devices. Keysight provides the software and hardware tools which enable engineers to design and test the electronic hardware portion of the wireless device commonly known as the Physical Layer. Anite provides the software and hardware tools used to design and test the software portion of the wireless device also known as the Software Layer.
Keysight’s strategic priorities include growing revenues from research and development, increasing revenues from software sales, and expanding its offerings in support of wireless technologies. The combination with Anite enhances and enables each of these strategic priorities. Anite’s strength in the design and validation of wireless devices is a key focus area for Keysight and will also enhance Keysight’s ability to lead in the next generation for wireless communications, 5G. Anite’s Network Testing business has a comprehensive set of market leading tools with a growing market share and exciting prospects.
The combined company expects to generate approximately £13 million ($20 million) of ongoing annual run rate operational cost savings within 24 months following completion of the Acquisition. The Acquisition is expected to close by the end of October 2015 and be accretive in the first year following the completion of the Acquisition to Keysight’s adjusted earnings per share on a non-US GAAP basis, excluding the impact of one-time integration and acquisition related costs     This statement regarding earnings per share is not intended, and is not to be construed, as a profit forecast or to be interpreted to mean that earnings per Keysight share or those of the combined group for the current or future financial years will necessarily match or exceed the historical published earnings per Keysight share.. Based on the timing of integration activities, one-time costs are currently estimated to be approximately £26 million ($40 million) and expected to be incurred as the synergies are realised following the completion of the Acquisition. In addition, Keysight believes the combination will be an effective deployment of overseas cash and is investigating other potential financial transaction benefits related to Anite’s intellectual property which, if implemented would involve further one-time costs currently estimated to be as much as approximately £40 million ($60 million). Keysight expects the Acquisition to meet or exceed a 15 per cent. return on invested capital (ROIC) within five years.

4	Recommendation

The Anite Directors, who have been so advised by Evercore, consider the terms of the Acquisition to be fair and reasonable. In providing advice to the Anite Directors, Evercore has taken into account the commercial assessments of the Anite Directors.
The Anite Directors intend unanimously to recommend Anite Shareholders to vote to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting, as each Anite Director has irrevocably undertaken to do in respect of those Anite Shares owned and/or controlled by that Anite Director and, procure is done, in respect of Anite Shares owned and/or controlled by that director’s spouse (and any Anite Shares such director or such director’s spouse becomes entitled to on any exercise of options). Such Anite Shares amount to, in aggregate, 3,037,302 Anite Shares, representing approximately 1.0 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement). Further details of these irrevocable undertakings are contained in paragraph 6 below.

5	Background to and reasons for the recommendation

Anite’s management has significantly transformed the Company over a number of years, developing it from a diverse collection of technology activities to a focused global wireless test and measurement business. The Company has been positioned to benefit from its research and development expertise, track record of innovation and market leading positions in both Device & Infrastructure and Network Testing divisions. This transformation has had a positive impact on Anite’s profitability and prospects.
The wireless testing industry has been consolidating and the Anite Directors expect that competition will be increasingly driven by large scale participants. This trend of consolidation is partially driven by increased concentration in the underlying customer base (including among mobile network operators and major manufacturers of chipsets and mobile devices) and by the economies of scale required to support major research and development investment programmes. Consolidation among its customers has led to volatility in Anite’s order flow, which has been exacerbated by the traditionally short order cycles and seasonality in the business.
________________________
1 This statement regarding earnings per share is not intended, and is not to be construed, as a profit forecast or to be interpreted to mean that earnings per Keysight share or those of the combined group for the current or future financial years will necessarily match or exceed the historical published earnings per Keysight share.

When considering their recommendation, the Anite Directors have taken into account the risks inherent in the continued successful execution of Anite's business plan against the certainty that a cash offer provides. The Anite Directors believe the Acquisition is in the best interests of Anite Shareholders, giving them the opportunity to realise value from their investment in cash immediately at a premium to the current market price of Anite Shares. This cash premium is on top of a threefold increase in the Anite share price over the last five years and an approximately 30 per cent. increase in the Anite share price so far in 2015. In reaching their conclusion, the Anite Directors considered the terms of the Acquisition in relation to the prospects of the underlying business and the potential medium term standalone value of Anite Shares.
The combination of Anite and Keysight will create a global leader in wireless testing. The Anite Directors believe that there is an excellent strategic fit between the businesses, with Anite’s software expertise strongly complementing Keysight’s hardware expertise. Keysight has the scale and financial resources to continue to develop Anite’s business. Having reviewed the potential strategic options for the Company, the Anite Directors believe that Keysight represents both a strong partner for the business and a well-capitalised bidder with the resources to offer a meaningful cash premium to shareholders.
The Anite Directors intend unanimously to recommend that Anite Shareholders vote in favour of the Scheme at the Court Meeting and the resolution(s) to be proposed at the General Meeting.

6	Irrevocable undertakings

Keysight BV has received an irrevocable undertaking from each of the Anite Directors who owns and/or controls Anite Shares to vote (or to procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting (or, in the event that the Acquisition is implemented by way of an Offer, to accept or procure acceptance of the Offer) in respect of those Anite Shares owned and/or controlled by that Anite Director and in respect of Anite Shares owned and/or controlled by that director’s spouse (and any Anite Shares such director or such director’s spouse becomes entitled to on any exercise of options). Such Anite Shares amount to, in aggregate, 3,037,302 Anite Shares, representing approximately 1.0 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement). The irrevocable undertakings given by the Anite Directors will remain in full force and effect if the Acquisition is effected by way of an Offer and will cease to be binding in certain circumstances.
In addition to the irrevocable undertakings received from the Anite Directors, Keysight BV has received an irrevocable undertaking from RWC Focus Asset Management Ltd to vote (or procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting (or, in the event that the Acquisition is implemented by way of an Offer, to accept the Offer) in respect of 18,687,831 Anite Shares, representing approximately 6.2 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement). This irrevocable undertaking will cease to be binding (subject to the terms of the undertaking) in the event of a competing offer for Anite being announced within seven days of the date of this announcement the value of which exceeds the value of the Acquisition by ten per cent. or more per Anite Share provided that Keysight BV (or a subsidiary or parent undertaking of Keysight BV or a person acting in concert with Keysight BV) has not, within seven days of the date of the announcement of such competing offer, announced a revision to the terms of the Acquisition so that the value of the consideration represents an improvement over the value of the consideration per Anite Share under such competing offer.
Keysight BV has also received a letter of intent to vote to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting from Aberforth Partners LLP on behalf of its clients in respect of 24,108,185 Anite Shares, representing approximately 8.0 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement).
Accordingly, Keysight BV has received irrevocable undertakings or a letter of intent to vote (or to procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting in respect of a total of 45,833,318 Anite Shares, representing, in aggregate, approximately 15.2 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement).
Further details of the irrevocable undertakings and the letter of intent received by Keysight BV (including details of the circumstances in which the irrevocable undertakings will cease to be binding) are set out in Appendix 3 to this announcement.
Copies of the irrevocable undertakings and the letter of intent will be on display on Anite’s and Keysight's websites (www.anite.com/investor-relations and http://about.keysight.com/docs/investor_info.shtml respectively) from 12 noon on 18 June 2015 until the end of the Acquisition.

7	Information on Keysight and Keysight BV

Keysight
Keysight is a leading electronic measurement company, transforming today's measurement experience through innovations in wireless, modular, and software solutions. With its Hewlett Packard and Agilent legacy, Keysight delivers solutions in wireless communications, aerospace and defense, and industrial, computer and semiconductor markets with world-class platforms, software and consistent measurement science. Keysight has approximately 9,600 employees and serves customers in more than 100 countries. For the last twelve months ended 30 April 2015, Keysight's net revenue was approximately $3.0 billion. Keysight shares are listed on the New York Stock Exchange (KEYS). As at 16 June 2015 (being the latest practicable date prior to this announcement), Keysight had a market capitalisation of approximately $5.5 billion (£3.5 billion).
Keysight BV
Keysight BV is a wholly-owned indirect subsidiary of Keysight and acts as a holding company for Keysight’s existing European subsidiaries.

8	Information on Anite

Anite is a leading supplier of test and measurement solutions to the international wireless market. It provides testing, measurement, optimisation and analytics systems based on its specialist sector knowledge and its proprietary software and hardware products. Customers include major manufacturers of mobile devices, chipsets and network equipment, mobile network operators, regulatory authorities, and independent test houses. Anite has over 500 employees with its headquarters in the UK and offices in 14 countries across Europe, the Americas, Asia and the Middle East. For the financial year ended 30 April 2014, Anite had revenue from continuing operations of £109.2 million. Anite shares are listed on the London Stock Exchange (AIE.L). As at 16 June 2015 (being the latest practicable date prior to this announcement), Anite had a market capitalisation of approximately £310 million ($484 million).

9	Management, employees and locations

Keysight attaches great importance to the skills, knowledge and experience of Anite’s management team and employees and believes that they will benefit from greater career and business opportunities as part of Keysight. Keysight and Anite recognise that, in order to achieve the expected benefits of the Acquisition, it will be necessary to perform a detailed review of how best to integrate Anite into the Keysight group.
Keysight intends to form an internal integration team to carry out a detailed review of the combined group’s operations and to begin planning for the integration of Anite within Keysight’s business. No decisions have been made by Keysight in relation to that integration and no detailed discussions have been held between Keysight and Anite in this regard. Until such review occurs, Keysight cannot be certain what the impact will be on the employment of the management and employees of the combined group, or the location of their places of business or any redeployment of assets, although it is expected that this review may result in some rationalisation of locations. Based on the preliminary analysis completed to date, Keysight can confirm that:

•
Keysight intends to position Fleet, UK as the head office of the worldwide operations of the Wireless Device and Infrastructure Test business, with continued focus on products such as the Anite 9000 and Propsim;

•
Keysight intends to position Oulu, Finland as the head office of the worldwide operations of the Network Test business, with continued focus on network evolution, testing requirements, and data analytics solutions;

•	Keysight intends to maintain the Anite brand;

•
potential areas of overlap in corporate, operational and support functions have been identified. Keysight intends to drive available cost synergies in these areas and anticipates that these efforts may result in a reduction of less than one per cent. of the headcount across the combined Keysight and Anite business. At this stage, no specific roles have been identified, but it is anticipated that any such reductions would be implemented over 24 months following completion of the Acquisition;

•	following completion of the Acquisition, Keysight also intends to reduce costs where appropriate which have historically been related to Anite’s status as a listed company; and

•	the non-executive directors of Anite intend to resign as Anite Directors on completion of the Acquisition.

The Keysight BV Directors have assured the Anite Directors that existing employment rights, including pension entitlements, of all Anite employees will be fully respected following completion of the Acquisition. Keysight intends to allow employees of Anite to participate in Keysight’s benefit plans in due course.

10	Anite Share Schemes

Details of the effect of the Acquisition on the Anite Share Schemes and the choices available to participants in those schemes will be set out in the Scheme Document and in separate letters to participants.
Certain Anite Share Schemes contain provisions whereby Anite’s Remuneration Committee has discretions as regards the vesting of certain awards in these circumstances. Anite’s Remuneration Committee will exercise such discretion in such manner as it considers appropriate.

11	Financing

The Cash Consideration payable under the Acquisition is being financed by Keysight’s existing cash and cash equivalent resources.
Goldman Sachs, financial adviser to Keysight and Keysight BV, is satisfied that sufficient cash resources are available to Keysight BV to enable it to satisfy in full the Cash Consideration payable to Anite Shareholders in connection with the Acquisition.

12	Confidentiality Agreement

Keysight and Anite entered into a confidentiality agreement on 22 May 2015 pursuant to which each of Keysight and Anite has undertaken, amongst other things, to: (a) keep confidential information relating to each other and not to disclose it to third parties (other than to specified permitted persons) unless required by law or regulation; and (b) use the confidential information for the sole purpose of considering, evaluating, advising on or furthering the potential transaction.

13	Structure of the Acquisition

It is intended that the Acquisition will be effected by a Court-sanctioned scheme of arrangement between Anite and the Scheme Shareholders under Part 26 of the Companies Act 2006. The purpose of the Scheme is to provide for Keysight BV to become owner of the whole of the issued and to be issued share capital of Anite.
The Scheme Shares will be transferred to Keysight BV under the Scheme in consideration for which Scheme Shareholders will receive the Cash Consideration.
The Scheme will be subject to the Conditions and further terms referred to in Appendix 1 to this announcement and to be set out in the Scheme Document. The Scheme will lapse if the Scheme does not become effective by the Long Stop Date.
To become effective, the Scheme requires the approval of Scheme Shareholders by the passing of a resolution at the Court Meeting. The resolution must be approved by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy, representing not less than 75 per cent. of the Scheme Shares held by such Scheme Shareholders. The General Meeting will be held immediately after the Court Meeting. In respect of the resolution(s) to be proposed at the General Meeting, Anite Shareholders will be entitled to cast one vote for each Anite Share held.
Following the Meetings, the Scheme must be sanctioned by the Court. The Scheme will only become effective once a copy of the Scheme Court Order (as approved by the Court) is delivered to the Registrar of Companies.
Keysight BV may cause the Acquisition to lapse if: (i) the approval of the requisite majorities of Scheme Shareholders at the Court Meeting is not obtained on or before the 22nd day after the expected date of such meeting to be set out in the Scheme Document (or such later date as may be agreed between Keysight BV and Anite); (ii) each resolution proposed at the General Meeting has not been passed by the requisite majority of Anite Shareholders required to pass such resolution on or before the 22nd day after the expected date of such meeting to be set out in the Scheme Document (or such later date as may be agreed between Keysight BV and Anite); or (iii) the Scheme is not sanctioned by the Court and registered with the Registrar of Companies.
Upon the Scheme becoming effective, it will be binding on all Anite Shareholders, irrespective of whether or not they attended or voted at the Meetings (and, if they attended and voted, whether or not they voted to approve the Scheme or in favour of the resolutions proposed at the General Meeting) and the Cash Consideration will be despatched by Keysight BV to Scheme Shareholders no later than 14 days after the Effective Date. Share certificates in respect of Anite Shares will cease to be valid and should be destroyed and entitlements to Anite Shares held within the CREST system will be cancelled.
Any Anite Shares issued before the Scheme Record Date will be subject to the terms of the Scheme. The resolutions to be proposed at the General Meeting will include a special resolution that the Articles be amended to incorporate provisions requiring any Anite Shares issued after the Scheme Record Date (other than to Keysight BV and/or its nominees) to be automatically transferred to Keysight BV on the same terms as the Acquisition (other than terms as to timings and formalities). The provisions of the Articles (as amended) will avoid any person (other than Keysight BV and its nominee(s)), holding shares in the capital of Anite after the Effective Date.
The Scheme Document will include full details of the Scheme, together with notices of the Court Meeting and the General Meeting and the expected timetable for the Scheme, and will specify the action to be taken by Anite Shareholders. The Scheme Document is expected to be despatched to Anite Shareholders as soon as reasonably practicable and, in any event, within 28 days of the date of this announcement and the Scheme is expected to become effective by the end of October 2015, subject to the Conditions and certain further terms set out in Appendix 1 to this announcement.
The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the UK Listing Authority.
An expected timetable of principal events of the Scheme will be included in the Scheme Document.
Keysight BV reserves the right to implement the Scheme, or, if it decides to effect the Acquisition by way of an Offer, the Offer, with the assistance of one or more members of the Keysight BV Group in addition to or in substitution for Keysight BV (“Additional Bidders”). If Additional Bidders are used to implement the Scheme or Offer, references to Keysight BV in this Announcement should be construed to include such Additional Bidders provided always that:

•
the terms of the Scheme or Offer made by any such Additional Bidders, in the reasonable opinion of Goldman Sachs, are the same as, or more favourable than, the terms offered by Keysight BV pursuant to the Scheme or Offer; and

•
prior to such substitution or addition, Goldman Sachs confirms to Anite and its independent financial advisers that it is satisfied that sufficient resources are available to the Additional Bidders together (and remain available to Keysight BV, together with the Additional Bidders, in the case of an addition) to satisfy in full the Cash Consideration payable to Anite Shareholders under the terms of the Acquisition.

Keysight BV reserves the right, subject to Panel consent, to elect to implement the Acquisition by way of an Offer on terms more fully described in paragraph 16 below.

14	Delisting and re-registration

It is intended that dealings in Anite Shares will be suspended following the Scheme Court Hearing and prior to the Scheme becoming effective. It is further intended that an application will be made to the London Stock Exchange for the cancellation of trading in Anite Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of Anite Shares on the Official List, in each case to take effect shortly after the Effective Date.
On the Effective Date, share certificates in respect of Anite Shares will cease to be valid and should be destroyed. In addition, entitlements to Anite Shares held within the CREST system will be cancelled.
It is also intended that, following the Effective Date and after its shares are delisted, Anite will be re-registered as a private limited company pursuant to the relevant provisions of the Companies Act 2006.

15	Disclosure of interests in Anite Shares

As at the close of business on 16 June 2015, being the latest practicable date prior to the publication of this announcement, save for the irrevocable undertakings referred to in paragraph 6 above, none of Keysight BV or any of the Keysight BV Directors or any member of the Keysight BV Group or, so far as Keysight BV is aware, any person acting, or deemed to be acting, in concert with Keysight BV:

•
has an interest in, or right to subscribe for, or has borrowed or lent, any Anite Shares or any securities convertible or exchangeable into Anite Shares (including pursuant to any long exposure, whether conditional or absolute, to changes in the price of securities);

•
has the right to subscribe for or purchase the same or hold any options (including traded options) in respect of, or has any right to acquire, any Anite Shares or holds any derivatives referenced to Anite Shares;

•
has any short position in (whether conditional or absolute and whether in-the-money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery in relation to Anite Shares or derivatives referenced to Anite Shares; or

•	has procured an irrevocable commitment or letter of intent to vote in favour of the Acquisition in respect of Anite Shares or derivatives referenced to Anite Shares.

Furthermore, no arrangement exists with Keysight BV or Anite or any person acting in concert with Keysight BV or Anite in relation to Anite Shares. For these purposes, an “arrangement” includes any indemnity or option arrangement, any agreement or any understanding, formal or informal, of whatever nature, relating to Anite Shares which may be an inducement to deal or refrain from dealing in such securities.

16	General

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities.
The Scheme will be subject to the Conditions and certain further terms set out in Appendix 1 and to the full terms and conditions to be set out in the Scheme Document. Appendix 2 contains the sources and bases of certain information contained in this announcement. Appendix 3 contains details of the irrevocable undertakings and the letter of intent received by Keysight BV. Appendix 4 contains the definitions of certain terms used in this announcement.
Keysight BV reserves the right, subject to the prior consent of the Panel, to implement the Acquisition by way of an Offer for the entire issued and to be issued share capital of Anite not already held by Keysight BV as an alternative to the Scheme. In such an event, the Offer will be implemented on the same terms so far as applicable, as those which would apply to the Scheme subject to appropriate amendments to reflect the change in method of effecting the Acquisition, but with an acceptance condition which will be set by reference to shares carrying up to 90 per cent. (or such lower percentage (being not less than 50 per cent.) as Keysight BV may decide or the Panel may require) in value of the Anite Shares to which the Offer relates.
If the Acquisition is effected by way of an Offer and the Offer becomes or is declared unconditional in all respects:

•
if acceptances are received from Anite Shareholders who hold at least 75 per cent. of the voting rights attaching to the Anite Shares, Keysight BV intends to procure that Anite will make an application to the London Stock Exchange for the cancellation of its admission to trading of Anite Shares on its main market for listed securities and the UK Listing Authority will be requested to cancel the listing of Anite Shares on the Official List; and

•
if Keysight BV receives acceptances under the Offer in respect of, or otherwise acquires, 90 per cent. or more of the Anite Shares to which the Offer relates, Keysight BV intends to exercise its rights pursuant to sections 974 to 991 of the Companies Act 2006 to acquire compulsorily the remaining Anite Shares in respect of which the Offer has not been accepted.

The availability of any such Offer to persons not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Such persons should inform themselves about and observe any applicable requirements.
The Acquisition will be governed by English law and will be subject to the jurisdiction of the English courts and subject to the applicable requirements of the Code, the Panel, the London Stock Exchange and the FCA.
Evercore has given and has not withdrawn its written consent to the publication of this announcement and the inclusion herein of the references to its name in the form and context in which they are included.
Goldman Sachs has given and has not withdrawn its written consent to the publication of this announcement and the inclusion herein of the references to its name in the form and context in which they are included.

17	Documents on display

Copies of this announcement and the following documents will be made available on Anite’s and Keysight’s websites at www.anite.com/investor-relations.com and http://about.keysight.com/docs/investor_info.shtml, respectively, by no later than 12 noon (London time) on 18 June 2015 until the end of the Offer Period:

•	the irrevocable undertakings and the letter of intent referred to in paragraph 6 above and summarised in Appendix 3 to this announcement; and

•	the Confidentiality Agreement referred to in paragraph 12 above.

Enquiries:
Keysight Technologies, Inc.
Jason Kary, Investors Amy Flores, Media	Tel: +1 707 577 6916 Tel: +1 408 236 1594

Goldman Sachs International (sole financial adviser to Keysight)
Sam Britton Jason Rowe Nick Harper	Tel: +1 415 393 7500 Tel: +1 212 902 1000 Tel: +44 (0) 20 7774 1000

Weber Shandwick (PR adviser to Keysight)	Tel: +44 (0) 20 7067 0540
Peter Ross

Anite plc	Tel: +44 (0) 12 5277 5200
Christopher Humphrey, Chief Executive Richard Amos, Group Finance Director

Evercore (lead financial adviser to Anite)	Tel: +44 (0) 20 7653 6000
Edward Banks Tiarnán O’Rourke

Jefferies (financial adviser and corporate broker to Anite)	Tel: +44 (0) 20 7029 8000
Simon Hardy

Canaccord Genuity Limited (corporate broker to Anite)	Tel: +44 (0) 20 7523 8000
Simon Bridges

MHP Communications (PR adviser to Anite)	Tel: +44 (0) 20 3128 8100
Reg Hoare

Goldman Sachs International, which is authorised by the Prudential Regulation Authority and regulated by the Financial Conduct Authority and the Prudential Regulation Authority in the United Kingdom, is acting for Keysight and Keysight BV and no one else in connection with the Acquisition and will not be responsible to anyone other than Keysight and Keysight BV for providing the protections afforded to clients of Goldman Sachs International, or for giving advice in connection with the Acquisition or any matter referred to herein.
Evercore, which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as lead financial adviser exclusively for Anite and no one else in connection with the Acquisition and will not regard any other person as its client in relation to the matters referred to in this announcement and will not be responsible to anyone other than Anite for providing the protections afforded to clients of Evercore, nor for providing advice in relation to the matters referred to in this announcement. Neither Evercore nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statute or otherwise) to any person who is not a client of Evercore in connection with this announcement, any statement contained herein or otherwise.
Jefferies International Limited (“Jefferies”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting exclusively for Anite as financial adviser and corporate broker and no-one else in connection with the Acquisition and Jefferies will not regard any other person as client(s) of Jefferies in relation to the Acquisition and will not be responsible to anyone other than Anite for providing the protections afforded to its clients or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction, arrangement or other matter referred to in this announcement.
Canaccord Genuity Limited (“Canaccord”), which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for Anite as financial adviser and corporate broker and no-one else in connection with the Acquisition and will not regard any other person as its client in relation to the Acquisition and will not be responsible to anyone other than Anite for providing the protections afforded to its clients or for providing advice in relation to the Acquisition, the contents of this announcement or any transaction, arrangement or other matter referred to herein.
This announcement is for information purposes only and is not intended to and does not constitute or form part of an offer to sell or otherwise dispose of or invitation to purchase or otherwise acquire any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issue or transfer of the securities referred to in this announcement in any jurisdiction in contravention of applicable law. The Acquisition will be made solely by means of the Scheme Document which will contain the full terms and conditions of the Acquisition, including details of how to vote in respect of the Acquisition. Any vote in respect of the Scheme or other response in relation to the Acquisition should be made only on the basis of the information contained in the Scheme Document.
This announcement has been prepared for the purpose of complying with the laws of the United Kingdom and the Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.
Overseas Shareholders
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law. Persons who are not resident in the United Kingdom or who are subject to other jurisdictions should inform themselves of, and observe, any applicable requirements. Further details in relation to Overseas Shareholders will be contained in the Scheme Document.
The Acquisition relates to the shares of a United Kingdom company and is proposed to be effected by means of a scheme of arrangement under the laws of the United Kingdom. Neither the proxy solicitation rules nor (unless implemented by means of an Offer) the tender offer rules under the US Securities Exchange Act of 1934, as amended, will apply to the Acquisition. Moreover, the Acquisition is subject to the disclosure requirements and practices applicable in the United Kingdom and under the Code to schemes of arrangement, which differ from the disclosure requirements of the US proxy solicitation rules and tender offer rules. If Keysight BV exercises its right to implement the Acquisition of the Anite Shares by way of an Offer and determines to extend the Offer into the United States, the Offer will be made in compliance with applicable United Kingdom and US securities laws and regulations. Financial information relating to Anite included in this announcement and the Scheme Document has been or will have been prepared in accordance with accounting standards applicable in the United Kingdom that may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States.
Unless otherwise determined by Keysight BV or required by the Code, and permitted by applicable law and regulation, the Acquisition will not be made available, directly or indirectly, in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction and no person may vote in favour of the Scheme by any such use, means, instrumentality or form within a Restricted Jurisdiction or any other jurisdiction if to do so would constitute a violation of the laws of that jurisdiction. Accordingly, copies of this announcement and all documents relating to the Acquisition are not being, and must not be, directly or indirectly, mailed or otherwise forwarded, distributed or sent in, into or from a Restricted Jurisdiction where to do so would violate the laws in that jurisdiction, and persons receiving this announcement and all documents relating to the Acquisition (including custodians, nominees and trustees) must not mail or otherwise distribute or send them in, into or from such jurisdictions where to do so would violate the laws in that jurisdiction.
The availability of the Acquisition to Anite Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.
Forward Looking Statements
This announcement contains statements about Keysight, Keysight BV and Anite that are or may be forward looking statements. All statements other than statements of historical facts included in this announcement may be forward looking statements. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “aims”, “intends”, “will”, “should”, “could”, “would”, “may”, “anticipates”, “estimates”, “synergy”, “cost-saving”, “projects”, “goal”, “hopes”, “continues”, “strategy”, “budget”, “forecast” or “might”, or words or terms of similar substance or the negative thereof, are forward looking statements. Forward looking statements include statements relating to the following: (i) future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, dividend policy, losses and future prospects; (ii) business and management strategies and the expansion and growth of Keysight’s or Anite’s operations and potential synergies resulting from the Acquisition; and (iii) the effects of government regulation on Keysight’s or Anite’s business.
Such forward looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward looking statements. Due to such uncertainties and risks, no assurances can be given that such expectations will prove to have been correct and readers are cautioned not to place undue reliance on such forward looking statements, which speak only as of the date hereof. Keysight and Anite disclaims any obligation to update any forward looking or other statements contained herein, except as required by applicable law.
There are several factors which could cause actual results to differ materially from those expressed or implied in forward-looking statements. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are changes in the global, political, economic, business, competitive, market and regulatory forces, future exchange and interest rates, changes in tax rates and future business combinations or dispositions.
Dealing Disclosure Requirements
Under Rule 8.3(a) of the Code, any person who is interested in 1 per cent. or more of any class of relevant securities of an offeree company or of any securities exchange offeror (being any offeror other than an offeror in respect of which it has been announced that its offer is, or is likely to be, solely in cash) must make an Opening Position Disclosure following the commencement of the offer period and, if later, following the announcement in which any securities exchange offeror is first identified. An Opening Position Disclosure must contain details of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror(s). An Opening Position Disclosure by a person to whom Rule 8.3(a) applies must be made by no later than 3.30 pm (London time) on the 10th business day following the commencement of the offer period and, if appropriate, by no later than 3.30 pm (London time) on the 10th business day following the announcement in which any securities exchange offeror is first identified. Relevant persons who deal in the relevant securities of the offeree company or of a securities exchange offeror prior to the deadline for making an Opening Position Disclosure must instead make a Dealing Disclosure.
Under Rule 8.3(b) of the Code, any person who is, or becomes, interested in 1 per cent. or more of any class of relevant securities of the offeree company or of any securities exchange offeror must make a Dealing Disclosure if the person deals in any relevant securities of the offeree company or of any securities exchange offeror. A Dealing Disclosure must contain details of the dealing concerned and of the person’s interests and short positions in, and rights to subscribe for, any relevant securities of each of (i) the offeree company and (ii) any securities exchange offeror, save to the extent that these details have previously been disclosed under Rule 8. A Dealing Disclosure by a person to whom Rule 8.3(b) applies must be made by no later than 3.30 pm (London time) on the business day following the date of the relevant dealing.
If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire or control an interest in relevant securities of an offeree company or a securities exchange offeror, they will be deemed to be a single person for the purpose of Rule 8.3.
Opening Position Disclosures must also be made by the offeree company and by any offeror and Dealing Disclosures must also be made by the offeree company, by any offeror and by any persons acting in concert with any of them (see Rules 8.1, 8.2 and 8.4).
Details of the offeree and offeror companies in respect of whose relevant securities Opening Position Disclosures and Dealing Disclosures must be made can be found in the Disclosure Table on the Panel’s website at www.thetakeoverpanel.org.uk, including details of the number of relevant securities in issue, when the offer period commenced and when any offeror was first identified. If you are in any doubt as to whether you are required to make an Opening Position Disclosure or a Dealing Disclosure, you should contact the Panel’s Market Surveillance Unit on +44 (0) 20 7638 0129.
Information Relating to Anite Shareholders
Please be aware that addresses, electronic addresses and certain information provided by Anite Shareholders, persons with information rights and other relevant persons for the receipt of communications from Anite may be provided to Keysight BV during the offer period as requested under Section 4 of Appendix 4 of the Code to comply with Rule 2.12(c).
The contents of the websites referred to in this announcement are not incorporated into and do not form part of this announcement.
Publication on Website
A copy of this announcement will be available free of charge (subject to any applicable restrictions with respect to persons resident in Restricted Jurisdictions) on Anite’s and Keysight’s websites (www.anite.com/investor-relations and http://about.keysight.com/docs/investor_info.shtml, respectively) by no later than 12 noon (London time) on 18 June 2015.

Rule 2.10 Requirement
In accordance with Rule 2.10 of the Code, Anite confirms that at the date of this announcement, it has in issue and admitted to trading on the main market of the London Stock Exchange 300,912,888 ordinary shares of 11.25 pence each (excluding ordinary shares held in treasury). The ISIN of the Anite Shares is GB00B3KHXB36.

APPENDIX 1

CONDITIONS AND CERTAIN FURTHER TERMS OF THE SCHEME AND THE
ACQUISITION
Part A: Conditions of the Acquisition

1.	The Acquisition is conditional upon:

(a)	the Scheme becoming unconditional and becoming effective by no later than the Long Stop Date, or such later date (if any) as Keysight BV may determine and, if required, the Court may allow;

(b)
approval of the Scheme at the Court Meeting and at any separate class meeting which may be required by the Court (or at any adjournment of any such meeting) by a majority in number of the Scheme Shareholders (or the relevant class thereof, if applicable) present and voting, either in person or by proxy, representing 75 per cent. or more in value of the Scheme Shares held by those Scheme Shareholders on or before the 22nd day after the expected date of the Court Meeting to be set out in the Scheme Document (or such later date as may be agreed between Keysight BV and Anite, subject to the Code and, if required, with the consent of the Panel and, if required, the Court);

(c)
each resolution set out in the notice of the General Meeting (including, without limitation, any special resolutions) being duly passed by the requisite majority or majorities required to pass such resolutions at the General Meeting or at any adjournment of that meeting on or before the 22nd day after the expected date of the General Meeting to be set out in the Scheme Document (or such later date as may be agreed between Keysight BV and Anite, subject to the Code and, if required, with the consent of the Panel); and

(d)	the sanction of the Scheme by the Court and the delivery of an office copy of the Scheme Court Order to the Registrar of Companies for registration.

2.
Subject to Part B of this Appendix 1 and the requirements of the Panel in accordance with the Code, Keysight BV and Anite have agreed that the Acquisition is also conditional upon the following Conditions:

(a)
all necessary notifications, filings and applications having been made, all regulatory and statutory obligations in any relevant jurisdiction having been complied with, all appropriate waiting and other time periods (including any extensions of such waiting and other time periods) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated in each case on terms reasonably satisfactory to Keysight BV and in each case in respect of the Acquisition or any aspect of the Acquisition, the acquisition or proposed acquisition of any shares or other securities in, or control of, Anite or any other member of the Wider Anite Group by any member of the Wider Keysight BV Group or the carrying on by any member of the Wider Anite Group of its business;

(b)
notification having been received, on terms and conditions reasonably acceptable to Keysight BV, from the Korea Fair Trade Commission that the Acquisition does not violate Article 7, Paragraph 1 of the Monopoly Regulation and Fair Trade Law;

(c)
there being no provision of any agreement, arrangement, lease, licence, permit or other instrument to which any member of the Wider Anite Group is a party or by or to which any such member or any of its assets is or may be bound, entitled or subject, which is material to the Wider Anite Group taken as a whole and which in each case as a consequence of the Acquisition, the acquisition or proposed acquisition of any shares or other securities in Anite or because of a change in the control or management of any member of the Wider Anite Group or otherwise, could reasonably be expected to result, in:

(i)
any such agreement, arrangement, lease, licence, permit or other instrument or the rights, liabilities, obligations, interests or business of any member of the Wider Anite Group under any such agreement, arrangement, lease, licence, permit or other instrument or the interests or business of any such member in or with, any person, firm, company or body (or any arrangement or arrangements relating to any such interests or business) being or becoming capable of being terminated, modified or affected or any obligation or liability arising or any action being taken or arising thereunder;

(ii)
any asset owned or used by any member of the Wider Anite Group, or any interest in such asset, being or falling to be disposed of or charged or ceasing to be available to any member of the Wider Anite Group or any right arising under which any such asset or interest could be required to be disposed of or charged or cease to be available to any member of the Wider Anite Group;

(iii)
the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property, assets or interest of any member of the Wider Anite Group or any such mortgage, charge or other security interest (whenever created, arising or having arisen) becoming enforceable;

(iv)	the business, assets, liabilities, value or operational performance of any member of the Wider Anite Group or its financial or trading position or profits being prejudiced or adversely affected;

(v)	any member of the Wider Anite Group ceasing to be able to carry on business under any name which it at present uses;

(vi)	the creation or acceleration of any liability (actual or contingent) by any member of the Wider Anite Group other than to trade creditors in the ordinary course of business;

(vii)	any liability of any member of the Wider Anite Group to make any severance, termination, bonus or other payment to any of its directors or other officers;

(viii)
the interest of any member of the Wider Anite Group in, or business of any such member of the Wider Anite Group in or with, any other person, firm or company (or any agreements or arrangements relating to such interest or business) being terminated or adversely modified or affected;

(ix)	any requirement on any member of the Wider Anite Group to acquire, subscribe, pay up or repay any shares or other securities; or

(x)
any monies borrowed by or any other indebtedness (actual or contingent) of, or any grant available to any member of the Wider Anite Group, being or becoming repayable or capable of being declared repayable, immediately or prior to its or their stated maturity date or repayment date, or the ability of such member to borrow monies or incur any indebtedness becoming or being withdrawn or inhibited; and

(xi)
no event having occurred which, under any provision of any agreement, arrangement, lease, licence, permit or other instrument to which any member of the Wider Anite Group is a party or by or to which any such member or any of its assets may be bound, entitled or subject, could reasonably be expected to result in any of the events or circumstances as are referred to in paragraphs 2(c)(i) to 2(c)(x) (inclusive) of this Condition;

(d)
no government or governmental, quasi-governmental, supranational, statutory, regulatory, fiscal, environmental or investigative body (including without limitation, any national or supranational anti-trust or competition authority), court, trade agency, association, institution, employee representative body or any other person or body whatsoever in any relevant jurisdiction (each a “Third Party”) having decided to take, institute, implement or threaten in any action, proceeding, suit, investigation, enquiry or reference, or having required any action to be taken or otherwise having done anything or having made, proposed or enacted, any statute, regulation, decision, order or change to published practice, or taken any other steps which in each case would reasonably be expected to:

(i)
require, prevent, limit or delay the divestiture, or alter the terms for any proposed divestiture, by any member of the Wider Anite Group or by any member of the Wider Keysight BV Group of all or any part of their respective businesses, assets, undertakings or properties or impose any limitation on the ability of any of them to conduct all or any part of their respective businesses or to own or control all or any part of their respective assets or properties;

(ii)	require, prevent, limit or delay the divestiture by any member of the Wider Keysight BV Group of any shares or other securities (or the equivalent) in any member of the Wider Anite Group;

(iii)	result in a material delay in the ability of Keysight BV, or render Keysight BV unable, to acquire some or all of the Anite Shares;

(iv)
impose any limitation on, or result in a delay in, the ability of any member of the Wider Keysight BV Group to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the Wider Anite Group or on the ability of any member of the Wider Anite Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in any member of the Wider Anite Group or to exercise voting or management control over any such member of the Wider Anite Group;

(v)
other than pursuant to the implementation of the Acquisition, require any member of either the Wider Keysight BV Group or the Wider Anite Group to acquire, offer to acquire, redeem or repay any shares or other securities (or interest in) and/or any indebtedness of any member of either the Wider Anite Group or the Wider Keysight BV Group owned by or owed to any Third Party or any asset owned by any Third Party;

(vi)
make the Acquisition, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider Anite Group void, illegal and/or unenforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, prevent, restrain, restrict, prohibit, or delay the same, or otherwise impose any additional conditions or financial or other obligations with respect thereto, or otherwise challenge, hinder or interfere therewith or require amendment to the Acquisition or its implementation;

(vii)
otherwise affect any or all of the business, assets, liabilities, value, operational performance, financial or trading positions, profits or prospects of any member of either the Wider Anite Group or the Wider Keysight BV Group;

(viii)
impose any limitation on the ability of any member of either the Wider Keysight BV Group or the Wider Anite Group to conduct or integrate or co-ordinate its business, or any part of it, with the businesses or any part of the businesses of any other member of either the Wider Keysight BV Group or the Wider Anite Group;

(ix)	require any member of the Wider Anite Group to relinquish, terminate or amend in any way any contract to which any member of the Wider Anite Group is a party; or

(x)	result in any member of the Wider Anite Group ceasing to be able to carry on business under any name under which it presently does so; and

(xi)
all applicable waiting and other time periods (including extensions thereof) during which any Third Party could take, institute, implement or threaten in writing any action, proceedings, suit, investigation, enquiry or reference or any other step under the laws of any relevant jurisdiction in respect of the Acquisition or the proposed acquisition of any Anite Shares or otherwise intervene having expired, lapsed or been terminated;

(e)
all notifications, notices, filings or applications in connection with the Acquisition or any aspect of the Acquisition that are deemed by Keysight BV to be necessary or appropriate having been made and all necessary waiting and other time periods (including any extensions thereof) under any applicable legislation or regulation having expired, lapsed or been terminated (as appropriate) and all authorisations, orders, grants, consents, clearances, licences, confirmations, permissions and approvals which are deemed by Keysight BV (acting reasonably) to be necessary or appropriate (“Authorisations”), in any jurisdiction, for and in respect of the Acquisition or any aspect of the Acquisition, or the acquisition or proposed acquisition by any member of the Wider Keysight BV Group of any shares or other securities in, or control or management of, any member of the Wider Anite Group by any member of the Wider Keysight BV Group having been obtained in terms and in a form reasonably satisfactory to Keysight BV from all appropriate Third Parties and persons or bodies with whom any member of either the Wider Anite Group or the Wider Keysight BV Group has entered into contractual arrangements, and all such Authorisations together with all authorisations, orders, grants, consents, clearances, licences, confirmations, permissions and approvals (“Business Authorisations”) deemed by Keysight BV (acting reasonably) to be necessary or appropriate for any member of the Wider Anite Group to carry on its business in any jurisdiction having been obtained and remaining in full force and effect and all filings necessary for such purpose have been made and there being no notice to revoke, suspend, modify, restrict or not to renew any of the same in consequence of the Scheme becoming effective (or, in the event that the Acquisition is implemented by way of an Offer, such Offer becoming or being declared wholly unconditional) and all necessary statutory or regulatory obligations in any jurisdiction having been complied with to an extent in each case which is or would be material in the context of the Wider Anite Group or the Wider Keysight BV Group taken as a whole;

(f)
no temporary restraining order, preliminary or permanent injunction, preliminary or permanent enjoinment, or other order threatened in writing or issued and being in effect by a court or other Third Party which has the effect of making the Acquisition or any acquisition or proposed acquisition of any shares or other securities or control or management of, any member of the Wider Anite Group by any member of the Wider Keysight BV Group, or the implementation of either of them, void, voidable, illegal and/or enforceable under the laws of any relevant jurisdiction, or otherwise, directly or indirectly, prohibiting, preventing, restraining, restricting, delaying or otherwise interfering with the consummation or the approval of the Acquisition or any matter arising from the proposed acquisition of any shares or other securities in, or control or management of, any member of the Wider Anite Group by any member of the Wider Keysight BV Group to an extent in each case which is or would be material in the context of either the Wider Anite Group or the Wider Keysight BV Group taken as a whole;

(g)	from the date of this announcement, no member of the Wider Anite Group having:

(i)
save as between Anite and any wholly owned subsidiary of Anite or between the wholly owned subsidiaries of Anite, agreed to issue, authorised or announced its intention or a proposal to authorise the issue of additional shares of any class, or securities or of securities convertible into or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares or convertible securities or redeemed, purchased or repaid or announced any proposal to redeem, purchase or repay any of its own shares or other securities or reduced or made any other change to any part of its share capital;

(ii)	sold or transferred or agreed to sell or transfer any treasury shares;

(iii)	recommended, declared, paid or made or announced a proposal to recommend, declare, pay or make any bonus, dividend or other distribution whether payable in cash or otherwise;

(iv)
save for transactions between members of the Wider Anite Group, merged with (however effected) or demerged from or acquired any body corporate, partnership or business or acquired or disposed of or transferred, mortgaged or charged or created any security interest over any assets or any right, title or interest in any asset (including shares and trade investments) or authorised or announced any intention or proposal to do so, in each case, other than in the ordinary and proper course of its trade;

(v)	made, authorised or announced an intention or a proposal to make any change in its loan capital;

(vi)
issued, authorised or announced an intention or a proposal to authorise or propose the issue of or made any change in or to the terms of any debentures or (save as between Anite and any of its wholly owned subsidiaries or between such subsidiaries) incurred or increased any indebtedness or become subject to any liability (actual or contingent);

(vii)
other than pursuant to the Acquisition (and except for transactions in the ordinary course of its business or between Anite and any wholly owned subsidiary of Anite or between the wholly owned subsidiaries of Anite), entered into, implemented, effected, or authorised, or announced its intention or a proposal to enter into or implement or effect, any reconstruction, amalgamation, joint venture, asset or profit sharing scheme, partnership, commitment, composition, assignment or other transaction or arrangement otherwise than the Acquisition;

(viii)
entered into, varied, authorised or announced its intention or a proposal to enter into, or vary any contract, transaction, arrangement or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which could reasonably be expected to involve an obligation of a nature or magnitude which is, in any such case, material in the context of the Wider Anite Group as a whole;

(ix)
taken or announced an intention or proposal to take any steps, any corporate action or had any legal proceedings instituted or threatened in writing against it or petition presented or order made in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, manager, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or had any such person appointed to an extent in each case which is material in the context of the Wider Anite Group taken as a whole;

(x)
been unable, or admitted that it is unable, to pay its debts as they fall due or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xi)
entered into any licence or other disposal of intellectual property rights of any member of the Wider Anite Group which are material in the context of the Wider Anite Group and outside the ordinary and proper course of its trade;

(xii)	waived or compromised or settled any claim otherwise than in the ordinary and proper course of its trade;

(xiii)
entered into any contract, commitment, arrangement or agreement or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention or proposal to effect any of the transactions, matters or events referred to in this Condition;

(xiv)	made or agreed or consented to:

A.	any significant change to:

a.	the terms of the trust deeds and rules constituting the pension scheme(s) for its directors, employees or their dependants;

b.	the benefits which accrue or to the pensions which are payable thereunder; or

c.	the basis on which qualification for, or accrual or entitlement to such benefits or pensions are calculated or determined; or

d.	the basis upon which the liabilities (including pensions) or such pension schemes are funded or made; or

B.	any significant change to the trustees including the appointment of a trust corporation, which is, in each such case, material in the context of the Wider Anite Group, or the Acquisition;

(xv)	made any amendment to its memorandum or articles of association (other than an amendment set out in this announcement and /or the Scheme Document);

(xvi)
announced a proposal to or agreed to provide or modified the terms of any share option scheme, incentive scheme or other benefit relating to the employment or termination of employment of any person employed by the Wider Anite Group or entered into or changed, or announced its intention or a proposal to enter into or change the terms of any contract, commitment, arrangement or contract with any director or senior executive of the Wider Anite Group;

(xvii)
terminated or varied the terms of any agreement or arrangement between any member of the Wider Anite Group and any other person in a manner which would or might be expected to have a material adverse effect on the financial position of the Wider Anite Group taken as a whole; or

(xviii)
taken (or agreed to take or announced any intention or proposal to take) any action which requires, or would require, the consent of the Panel or the approval of Anite Shareholders in general meeting in accordance with, or as contemplated by, Rule 21.1 of the Code;

(h)	since 30 April 2014, save as Fairly Disclosed;

(i)
there having been no adverse change or deterioration in the business, assets, liabilities, value, financial, trading position, profits or prospects of any member of the Wider Anite Group to an extent which is material to the Wider Anite Group (taken as a whole);

(ii)
no litigation, arbitration proceedings, prosecution or other legal proceedings having been threatened in writing, announced or instituted by or against (or remaining outstanding) by any member of the Wider Anite Group or to which any member of the Wider Anite Group is or may become a party (whether as a claimant, defendant or otherwise) and no enquiry, review, investigation or enforcement proceedings by, or complaint or reference to, any Third Party against or in respect of any member of the Wider Anite Group having been instituted, announced, implemented or threatened by or against (or remaining outstanding) any member of the Wider Anite Group in each case to an extent which is or might reasonably be expected to be material to the Wider Anite Group (taken as a whole);

(iii)
no contingent or other liability having arisen, increased or become apparent that might reasonably be likely adversely to affect the business, assets, value, liabilities, financial or trading position or profits, operational performance or prospects of any member of the Wider Anite Group to an extent which is or might reasonably be expected to be material to the Wider Anite Group (taken as a whole);

(iv)
other than in the ordinary course of its business, no amendment or termination of any joint venture or partnership to which any member of the Wider Anite Group is a party having been agreed or permitted; and

(v)
no steps having been taken and no omissions having been made which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Wider Anite Group which is necessary for the proper carrying on of its business to an extent which is material to the Wider Anite Group (taken as a whole); and

(i)	save as Fairly Disclosed, Keysight BV not having discovered:

(i)	that any member of the Wider Anite Group is subject to any liability (actual, contingent or otherwise) which is material to the Wider Anite Group (taken as a whole);

(ii)
that any circumstance has arisen or event has occurred in relation to any intellectual property owned or used by any member of the Whole Anite Group which would have a material adverse effect on the Whole Anite Group (taken as a whole) or is otherwise material in the context of the Acquisition, including:

A.
any member of the Wider Anite Group losing its title to any intellectual property material to its business, or any intellectual property owned by the Wider Anite Group and material to its business being revoked, cancelled or declared invalid;

B.	any claim being asserted in writing by any person challenging the ownership of any member of the Wider Anite Group to, or the validity or effectiveness of, any of its intellectual property; or

C.	any agreement regarding the use of any intellectual property licensed to or by any member of the Wider Anite Group being terminated or varied;

(iii)
that any past or present member of the Wider Anite Group has failed to comply with any and/or all applicable legislation or regulation, of any jurisdiction with regard to the disposal, spillage, release, discharge, leak or emission of any waste or hazardous substance or any substance likely to impair the environment or harm human health or animal health or otherwise relating to environmental matters, or that there has otherwise been any such disposal, spillage, release, discharge, leak or emission (whether or not the same constituted a non-compliance by any person with any such legislation or regulations, and wherever the same may have taken place) any of which disposal, spillage, release, discharge, leak or emission would be likely to give rise to any liability (actual or contingent) on the part of any member of the Wider Anite Group to an extent which is material in the context of the Wider Anite Group as a whole;

(iv)
that any member of the Wider Anite Group or any person that performs or has performed services for or on behalf of any such company is or has engaged in any activity, practice or conduct which would constitute an offence under the Bribery Act 2010 or any other applicable anti-corruption legislation; and

(v)	that any asset of any member of the Wider Anite Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition).

These Conditions are inserted for the benefit of Keysight BV. Each of these Conditions shall be regarded as a separate condition and shall not be limited by reference to any other Condition.
Part B: Certain further terms of the Acquisition

1.
Anite Shares which will be acquired under the Acquisition will be acquired with full title guarantee, fully paid and free from all liens, equitable interests, charges, encumbrances, options, rights of pre-emption and any other third party rights and interests of any nature and together with all rights attaching or accruing to them, including voting rights and the right to receive and retain in full all dividends and other distributions (if any) declared, made or paid on or after the date of the announcement. Insofar as a dividend and/or distribution and/or a return of capital is proposed, declared, made, paid or payable by Anite in respect of an Anite Share on or after the date of this announcement but before the Scheme becomes effective, Keysight BV reserves the right to reduce by the amount of the dividend and/or distribution and/or return of capital attributable to a single Anite Share, the Cash Consideration in respect of an Anite Share, except insofar as the Anite Share is or will be transferred on a basis which entitles Keysight BV alone to receive that amount in respect of the dividend and/or distribution and/or return of capital, but if that reduction in price has not been effected, the person to whom the Cash Consideration is paid in respect of that Anite Share, will be obliged to account to Keysight BV for that amount in respect of such dividend and/or distribution and/or return of capital.

2.
If Keysight BV is required by the Panel to make an offer for Anite Shares under the provisions of Rule 9 of the Code, Keysight BV may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that Rule.

3.
To the extent permitted by law and subject to the requirements of the Panel, Keysight BV reserves the right to waive in its absolute discretion any of the deadlines set out in the above Condition 1 for the timing of the Court Meeting and the General Meeting.

4.
Conditions 2(a) to 2(i) (inclusive) of this Appendix 1 must be fulfilled, or be determined by Keysight BV to be or remain satisfied or (if capable of waiver) be waived prior to the commencement of the Scheme Court Hearing, failing which the Scheme will lapse and the Scheme will not proceed. Keysight BV shall be under no obligation to waive (if capable of waiver), to determine to be or remain satisfied or treat as fulfilled, any of the Conditions 2(a) to 2(i) (inclusive) of this Appendix 1 at any time prior to the Long Stop Date, notwithstanding that the other Conditions (or any of them) may at an earlier date have been waived (if capable of waiver), satisfied or fulfilled and that there are, at such earlier date, no circumstances indicating that any such Condition may not be capable of satisfaction or fulfilment.

5.
Notification having been received, on terms and conditions reasonably acceptable to Keysight BV, from the Korea Fair Trade Commission that the Acquisition does not violate Article 7, Paragraph 1 of the Monopoly Regulation and Fair Trade Law.

6.
Keysight BV reserves the right to elect (with the consent of the Panel) to implement the Acquisition by way of an Offer as it may determine in its absolute discretion. In such event, the Offer will be implemented on the same terms (subject to the availability of an exemption (if required) from the registration requirements of the foreign securities law and such amendments (if any) as Keysight BV deems necessary in connection with foreign securities laws), so far as applicable, as those which would apply to the Scheme, subject to appropriate amendments to reflect the change in method of effecting the Acquisition, but with an acceptance condition which will be set by reference to shares carrying up to 90 per cent. (or such lower percentage (being not less than 50 per cent.) as Keysight BV may decide or the Panel may require) in value of the Anite Shares to which the Offer relates.

7.
The Acquisition will be on the terms and will be subject, amongst other things, to the Conditions which are set out in this Appendix 1 and to the full terms and conditions which will be set out in the Scheme Document and to such further terms as may be required to comply with the applicable rules and regulations of the Financial Conduct Authority, the London Stock Exchange and the Code. This announcement does not constitute, or form part of, an offer or invitation to purchase Anite Shares or any other securities.

8.
Under Rule 13.5 of the Code, Keysight may not invoke a condition to the Acquisition so as to cause the Acquisition not to proceed, to lapse or to be withdrawn unless the circumstances which give rise to the right to invoke the condition are of material significance to Keysight in the context of the Acquisition. The determination of whether or not such a condition can be invoked would be determined by the Panel. The conditions contained in paragraph 1 (a) to (d) inclusive of Part A and, if applicable, any takeover offer acceptance condition adopted on the basis specified in paragraph 6 of this Part B are not subject to this provision of the Code.

9.
The availability of the Scheme to persons not resident in the United Kingdom may be affected by the laws and regulations of the relevant jurisdictions. Persons who are not resident in the United Kingdom should inform themselves about and observe any applicable requirements.

10.
The Acquisition and the Scheme will be governed by English law and will be subject to the exclusive jurisdiction of the English courts. The Scheme is subject to the applicable requirements of the Panel, the London Stock Exchange, the FCA and the Code.

APPENDIX 2
SOURCES OF INFORMATION and bases of calculation
In this announcement, unless otherwise stated, or the context otherwise requires, the sources and bases used are set out below.

1.
Financial information relating to Anite is extracted (without adjustment) from the audited consolidated financial statements for Anite for the financial year ended 30 April 2014 or from the unaudited interim results statement of Anite for the six months ended 31 October 2014

2.	The value of the Acquisition is calculated on the basis of the fully-diluted number of Anite Shares (at the Acquisition price) in issue referred to in paragraph 4 below.

3.
As at the Close of Business on 16 June 2015, being the last practicable date before the date of this announcement, Anite had in issue 300,912,888 Anite Shares. The ISIN for Anite Shares is GB00B3KHXB36.

4.
The fully-diluted share capital of Anite of 307,881,406 Anite Shares is calculated on the basis of 300,912,888 Anite Shares in issue on 16 June 2015, and in addition up to 19,711,859 further Anite Shares which may be issued (net of options proceeds) on or after the Announcement Date following the exercise of options or via the vesting of awards under the Anite Share Schemes less 12,743,341 Anite Shares, held in trust in the Anite EBT as at 15 June 2015.

5.	Unless otherwise stated, all prices and Closing Prices for Anite Shares are closing middle market quotations derived from the Daily Official List.

6.	The premium calculations per Anite Shares have been calculated by reference to:

•	Closing Price per Anite Share of 103 pence on 16 June 2015 (being the last Business Day prior to the date of this announcement);

•	average Closing Price of approximately 89.9 pence per Anite Share for the three months ended 16 June 2015 (being the last Business Day prior to this announcement); and

•	average Closing Price of approximately 87.6 pence per Anite Share for the six months ended 16 June 2015 (being the last Business Day prior to this announcement).

7.
Keysight defines return on invested capital (“ROIC”) as income from operations less other (income) expense and taxes, annualised, divided by the average of the two most recent quarter-end balances of assets less net current liabilities.

8.
Where amounts are shown both in US dollars and sterling in this announcement, an exchange rate of $1.5618:£1 has been used, which was derived from data provided by Bloomberg as at 4.30pm London Time on 16 June 2015 (being the last Business Day prior to the date of this announcement).

9.
Some financial and other numerical information in this announcement has been rounded and, as a result, the numerical figures shown as totals in this announcement may vary slightly from the exact arithmetic aggregation of the figures that precede them.

APPENDIX 3
IRREVOCABLE UNDERTAKINGS
The following persons have given an irrevocable undertaking to vote (or procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting (or, in the event that the Acquisition is implemented by way of an Offer, to accept or procure acceptance of such Offer) in relation to the following Anite Shares:
PART A: DIRECTOR IRREVOCABLE UNDERTAKINGS

Name	Number of Anite Shares	% of Anite Shares in issue	Number of Anite Shares under Anite Share Schemes
Clay Brendish	319,472	0.1%	0
Christopher Humphrey	1,891,889	0.6%	8,389,520
Richard Amos	507,556	0.2%	3,740,258
Patrick De Smedt	19,969	0.0%	0
David Hurst-Brown	230,000	0.1%	0
Nigel Clifford	41,166	0.0%	0
Paul Taylor	27,250	0.0%	0
TOTAL	3,037,302	1.0%	12,129,778

Keysight BV has received an irrevocable undertaking from each of the Anite Directors who owns and/or controls Anite Shares to vote (or procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting (or, in the event that the Acquisition is implemented by way of an Offer, to accept or procure acceptance of the Offer) in respect of those Anite Shares owned and/or controlled by that Anite Director and in respect of Anite Shares owned and/or controlled by that director’s spouse (and any Anite Shares such director or such director’s spouse becomes entitled to on any exercise of options). As indicated above, such Anite Shares amount to, in aggregate, 3,037,302 Anite Shares, representing approximately 1.0 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement). Each of these undertakings remains binding in the event of a higher, or any other, bid or offer for Anite.
The irrevocable undertakings from the Anite Directors will cease to be binding if:

(a)
the Scheme does not become effective by the Long Stop Date in accordance with its terms and no varied, revised or replacement Scheme or Offer on terms no less favourable to holders of Anite Shares is or has been announced by Keysight BV;

(b)
the Offer, if applicable, lapses or is withdrawn in accordance with its terms and no varied, revised or replacement Scheme or Offer on terms no less favourable to holders of Anite Shares is or has been announced by Keysight BV;

(c)	Keysight BV announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition;

(d)
an offer from a third party is declared wholly unconditional, if made by way of a takeover offer, or becomes effective, if made by way of a scheme of arrangement, prior to the Acquisition becoming effective, if undertaken by way of a Scheme, or being declared wholly unconditional, if undertaken by way of an Offer.

To the extent that any of the Anite Shares which are the subject of an irrevocable undertaking given by an Anite Director are not registered in his or her name, that Anite Director has agreed to use his or her best endeavours to procure that such registered holder(s) vote to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting (or, in the event that the Acquisition is implemented by way of an Offer, to accept such Offer).

PART B: SHAREHOLDER IRREVOCABLE UNDERTAKING

In addition to the irrevocable undertakings received from the Anite Directors, Keysight BV has also received an irrevocable undertaking from RWC Focus Asset Management Limited to vote (or procure the voting) to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting (or, in the event that the Acquisition is implemented by way of an Offer, to accept the Offer) in respect of the Anite Shares it owns and/or controls, which amount to 18,687,831 Anite Shares, representing approximately 6.2 per cent of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement).

This irrevocable undertaking will cease to be binding:

(a)
if a person other than Keysight BV (or a subsidiary undertaking or parent undertaking of Keysight BV or any person acting in concert with Keysight BV) announces, at or prior to 11.59 pm on the seventh day after the date of this announcement, a firm intention to make an offer (in accordance with Rule 2.7 of the Code) to acquire the entire issued and to be issued share capital of Anite other than that already owned by such person, provided that:

•
the value of the consideration under such offer represents an improvement of at least 10 per cent. per Anite Share over the value of the consideration available under the terms of the Acquisition as at the date on which such firm intention is announced (a “Higher Competing Offer”); and

•
Keysight BV (or a subsidiary undertaking or parent undertaking of Keysight BV or any person acting in concert with Keysight BV) has not, at or before 11.59 pm on the seventh day after such Higher Competing Offer is announced, announced a revision to the Acquisition so that the value of the consideration represents, in the reasonable opinion of Goldman Sachs, an improvement over the value of the consideration per Anite Share under the Higher Competing Offer;

(b)
in the event that the Scheme does not become effective or the Offer lapses or is withdrawn (as applicable) or Keysight announces, with the consent of the Panel, that it does not intend to make or proceed with the Acquisition.

PART C: LETTER OF INTENT

In addition to the irrevocable undertakings received from the Anite Directors and from RWC Focus Asset Management Limited, Keysight BV has received a letter of intent to vote to approve the Scheme at the Court Meeting and in favour of the resolution(s) to be proposed at the General Meeting from Aberforth Partners LLP in respect of 24,108,185 Anite Shares, representing approximately 8.0 per cent. of the share capital of Anite in issue on 16 June 2015 (being the latest practicable date prior to the date of this announcement).

APPENDIX 4

DEFINITIONS
The following definitions apply throughout this document unless the context requires otherwise:

“Acquisition”
the proposed acquisition by Keysight BV of the entire issued and to be issued share capital of Anite, to be effected by the Scheme (or by the Offer under certain circumstances described in this announcement);

“Additional Bidders”	has the meaning given to such terms in paragraph 13 of this announcement;
“Agilent”	Agilent Technologies, Inc.;
“Anite”	Anite plc;
“Anite Directors”	the directors of Anite;
“Anite EBT”	the Anite Employee Benefit Trust;
“Anite Group”	Anite and its subsidiary undertakings from time to time and, where the context permits, each of them;
“Anite Share Schemes”
the Anite Long-Term Incentive Plan 2014, the Anite Management Matching Plan 2013, the Anite 2006 Management Incentive Plan, the Anite Share Matching Plan 2005, the Anite Performance Share Plan 2005, the Anite Share Incentive Plan and the Anite UK Sharesave Plan 2009;

“Anite Shareholders”	holders of Anite Shares;
“Anite Shares”	the ordinary shares of 11.25 pence each in the capital of Anite;
“Articles”	the articles of association of Anite;
“Associated Undertakings”
has the meaning, for the purposes of the definitions of Wider Keysight BV Group and Wider Anite Group, given by paragraph 19 of Schedule 6 to the Large and Medium-sized Companies & Groups (Account & Reports) Regulations 2008 but excluding paragraph 19(1)(b) of Schedule 6 of those regulations;

“Business Day”	a day (other than a Saturday or Sunday) on which banks are open for business in the City of London;
“Cash Consideration”	the cash consideration due to Scheme Shareholders under the Scheme in connection with the Acquisition, being 126 pence in cash per Anite Share;
“Close of Business”	market close of the London Stock Exchange;

“Closing Price”	the closing middle market price of an Anite Share as derived from the London Stock Exchange on any particular date;
“Code”	the City Code on Takeovers and Mergers;
“Conditions”	the conditions set out in Appendix 1 to this announcement;
“Court”	the High Court of Justice, Chancery Division (Companies Court) in England and Wales;
“Court Meeting”
the meeting of the Anite Shareholders to be convened by order of the Court pursuant to Section 896 of the Companies Act 2006 for the purpose of considering, and if thought fit, approving the Scheme (with or without amendment) and any adjournment thereof;

“CREST”	the system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear;
“Daily Official List”	the daily official list of the London Stock Exchange;
“Data Room”	the online data room in respect of the Acquisition hosted by RR Donnelly as at 5:00 p.m. (London time) on 12 June 2015;
“Dealing Day”	a day on which dealing in domestic securities may take place on, and with the authority of, the London Stock Exchange;
“Dealing Disclosure”	an announcement pursuant to Rule 8 of the Code containing details of dealings in interests in relevant securities of a party to an offer;
“EBITDA”	earnings before interest, tax, depreciation and amortization;
“Effective Date”	the date on which the Scheme becomes effective in accordance with its terms;
“Euroclear”	Euroclear UK and Ireland Limited;
“Evercore”	Evercore Partners International LLP;

“Fairly Disclosed”
all information which has been fairly disclosed:

a) in this announcement;

b) in any annual report and audited accounts of Anite;

c) in a public announcement made by or on behalf of Anite through a Regulatory Information Service; or

d) in writing (including, without limitation, in the Data Room) by Anite to Keysight;

“FCA”	the Financial Conduct Authority;
“General Meeting”	the general meeting of Anite Shareholders (including any adjournment thereof) to be convened in connection with the Acquisition;
“Goldman Sachs”	Goldman Sachs International;
“ISIN”	International Securities Identification Number;
“Keysight”	Keysight Technologies, Inc.;
“Keysight BV”	Keysight Technologies Netherlands B.V.;
“Keysight BV Directors”	the directors of Keysight BV;
“Keysight BV Group”	Keysight BV and its parent undertakings and the subsidiary undertakings of its parent undertakings from time to time and, where the context permits, each of them;
“London Stock Exchange”	the London Stock Exchange plc, or its successor from time to time;
“Long Stop Date”
the date falling 180 days after the date of the publication of the Scheme Document, or such later date (if any) as may be determined by Keysight BV which the Panel and, if required, the Court may permit;

“Meetings”	the Court Meeting and the General Meeting;
“Offer”
if the Acquisition is implemented by way of a takeover offer as defined in Chapter 3 of Part 28 of the Companies Act 2006, the cash offer to acquire the entire issued and to be issued share capital of Anite including, where the context so requires, any subsequent revision, variation, extension or renewal of such offer and including any election available in connection with it;

“Official List”	the Official List maintained by the UK Listing Authority;

“Offer Period”	the offer period (as defined by the Code) relating to Anite, which commenced on 17 June 2015;
“Opening Position Disclosure”	an announcement containing details of interests or short positions in, or rights to subscribe for, any relevant securities of a party to the offer if the person concerned has such a position;
“Overseas Shareholders”	Anite Shareholders (or nominees of, or custodians or trustees for, Anite Shareholders) not resident in, or nationals or citizens of, the United Kingdom;
“Panel”	the UK Panel on Takeovers and Mergers;
“Registrar of Companies”	the Registrar of Companies in England and Wales;
“Regulatory Information Service” or “RIS”
a Regulatory Information Service that is approved by the Financial Conduct Authority and is on the list maintained by the Financial Conduct Authority in LR App 3 to the Listing Rules of the Financial Conduct Authority;

“Restricted Jurisdiction”
any jurisdiction other than any EEA State where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Acquisition is sent or made available to Anite Shareholders in such jurisdiction;

“Scheme”	the proposed scheme of arrangement under Part 26 of the Companies Act 2006 between Anite and the Anite Shareholders to implement the Acquisition;
“Scheme Court Hearing”	the hearing of the Court to sanction the Scheme under section 899 of the Companies Act 2006;
“Scheme Court Order”	the order of the Court sanctioning the Scheme;
“Scheme Document”
the document to be despatched to Anite Shareholders including details of the Scheme including, amongst other things, the Scheme, the notices of meetings and the forms of proxy for the Court Meeting and the General Meeting;

“Scheme Record Date”	the date and time specified as such in the Scheme Document;
“Scheme Shareholders”	holders of Scheme Shares;

“Scheme Shares”
the Anite Shares:

a) in issue at the date of the Scheme Document;

b) if any, issued after the date the Scheme Document and before the Voting Record Time; and

c) if any, issued at or after the Voting Record Time and before the Scheme Record Date, in respect of which the original or any subsequent holders thereof are, or shall have agreed in writing to be, bound by the Scheme, in each case other than any Anite Share(s) held by or on behalf of Keysight BV and any Anite Shares which Keysight BV and Anite agree will not be Scheme Shares;

“Subsidiary”, “subsidiary undertaking” and “undertaking”	shall be construed in accordance with the UK Companies Act 2006;
“Substantial Interest”
in relation to an undertaking, a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity share capital (as defined in section 548 of the UK Companies Act 2006) of such undertaking;

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland;
“UK Listing Authority”	the FCA acting in its capacity as the authority for listing in the UK;
“US” or “United States”	the United States of America, its territories and possessions, any state of the United States of America, the District of Columbia, and all other areas subject to its jurisdiction;
“US Exchange Act”	the U.S. Securities Exchange Act of 1934, as amended;
“US Holder”
a holder of the applicable security including a US Person who is resident in the United States, where securities held of record by persons resident in the United States shall be determined as provided in the US Exchange Act, except that securities held of record by a broker, dealer, bank or nominee for any of them for the accounts of customers resident in the United States shall be counted as held in the United States by the number of separate accounts for which the securities are held;

“US Person”	a US Person as defined under Regulation S of the US Securities Act including, but not limited to, any natural person in the United States;
“US Securities Act”	the United States Securities Act of 1933 (as amended from time to time), and the rules and regulations promulgated thereunder;

“Voting Record Time”
the date and time specified in the Scheme Document, expected to be 6.00 p.m. on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned meeting;

“Wider Anite Group”	Anite and its subsidiary undertakings and Associated Undertakings and any other undertakings in which it and such undertakings have a Substantial Interest;
“Wider Keysight BV Group”
Keysight BV and its parent undertakings and the subsidiary undertakings of its parent undertakings and Associated Undertakings and any other undertakings in which it and such undertakings have a Substantial Interest;

“£” , “pence” or “Sterling”	the lawful currency of the United Kingdom from time to time; and
“$”	means US dollars, the lawful currency of the United States.

For the purposes of this announcement, “subsidiary”, “subsidiary undertaking”, “parent undertaking”, “undertaking” and “associated undertaking” have the respective meanings given thereto by the Companies Act 2006.
All the times referred to in this announcement are London times unless otherwise stated.
References to the singular include the plural and vice versa.